August 6, 2019

Re:                             Banco Santander, S.A.

Registration Statement on Form F-4

Registration No. 333-231581

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Banco Santander, S.A. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 p.m. Eastern Daylight Time on August 7, 2019 or as soon thereafter as is practicable.

Sincerely,

Banco Santander, S.A.

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President

Via EDGAR